Mobilepro Corp.
6701 Democracy Blvd., Suite 202
Bethesda, MD 20817

February 27, 2009

Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

Re:	Mobilepro Corp. Comment Letter dated January 22, 2009
Form 10-K for the fiscal year ended March 31, 2008
Filed June 27, 2008
Form 10Q for the quarter ended September 30, 2008
Filed November 14, 2008
File No. 0-51010

Dear Mr. Spirgel:

We have received your comment letter dated January 22, 2009. The following represents your comments and our response to the your comments relating to Note 3 – Disposition of Businesses, included in our quarterly report on Form 10Q for the period ended September 30, 2008:

1.
We note that you terminated the agreement to sell the CLEC Business to USA in the fourth quarter of the fiscal year ended March 31, 2008.  We also note that you re-assumed control of AFN and CloseCall when you terminated the USA Management Agreement in January 2008.  In view of these facts, tell us why you have not reclassified the CLEC Business to assets held and used within continuing operations as of September 30, 2008, in accordance with paragraph 38 of SFAS 144. Tell us in your response (a) what actions you have taken to respond to the changes in circumstances, (b) whether you are looking for an alternate buyer, (c) whether you are marketing the CLEC Business at a price that is reasonable given the change in circumstances and the current economic environment, and (d) whether the CLEC Business continue meeting the criteria in paragraph 30 of SFAS 144.

Response:

Paragraph 38 of SFAS 144 requires companies to reclassify assets held for sale to assets held and used when an entity decides not to sell such long-lived assets (or disposal group) due to circumstances that were previously considered unlikely. Although we previously considered USA’s purported termination of its purchase of the CLEC Business unlikely, we did not change our decision to sell those assets. In addition, the principal debt to the Company’s secured lender, YA Global, is due on May 1, 2009 and YA Global expects to be paid when due. YA Global has encouraged the Company to sell the CLEC Business in order to repay the debt.  Consequently, we continue to search for a buyer as one of our available alternatives in meeting our obligation to YA Global.

(a) Our initial actions in response to the change in circumstances regarding the USA Purchase Agreement were to work with USA in an effort to compel them to consummate the transaction in accordance with the purchase agreement. By the end of the fourth quarter of our fiscal year ended March 31, 2008, despite discussions with USA, it became apparent that USA would likely not complete the transaction in accordance with its terms.

(b) In the first quarter of the current fiscal year the Company began to search for an alternate buyer for the CLEC Business.  During the last eight months the Company has engaged in negotiations with three separate companies who have conducted various levels of due diligence with respect to the purchase or merger of the CLEC Business. Although we are no longer negotiating with two of these companies, we are still in discussions with the third company regarding a possible transaction.

(c) Under the current economic environment there have been fewer prospective buyers than there have been in the past. However, we have marketed the CLEC Business at a price, based on publicly traded telecom companies, that would allow us to recover the current carrying value of our investment. We cannot predict with certainty whether we will ultimately be able to sell the CLEC Business at this price or whether we may be required to accept a lower price and/or prematurely force a sale in order to pay the balance due on our debts.

(d) With respect to Paragraph 30 of SFAS 144, the Board of Directors, with the authority to approve the sale, had committed to the plan of sale of the CLEC Business. The CLEC Business, subject to regulatory approval, has been available for immediate sale and an active program to locate a buyer has been initiated by the Company’s Chief Executive Officer. As of September 30, 2008 the sale of the CLEC Business was probable (likely to occur) and we expected to be able to recognize the completed sale within one year (excluding the time required to obtain state and federal regulatory approval as permitted by paragraph 31 of SFAS 144). With respect to the one year period, we believe a new one-year period started following the end of the last fiscal year due to the termination of the USA Purchase Agreement caused by the default of USA. In our opinion, the CLEC Business is being marketed for sale at a price that is reasonable in relation to its current fair value.  Finally, given the circumstances with our secured lender (including the due date of our outstanding debt) it was unlikely that significant changes to the plan would  be made or that the plan would be withdrawn.  Based on the foregoing, the Company continues to consider the classification of the CLEC Business as assets held for sale as appropriate at September 30, 2008.  The Company evaluated the classification of the CLEC Business at December 31, 2008 and continued to classify it as a discontinued operation. We plan to reevaluate the classification at the end of each quarter and, if appropriate, we would reclassify to continuing operations if the circumstances warranted.

2.
In view of your change in circumstances regarding the sale of the CLEC Business, the financial condition of the Company, and the state of the current economy, tell us whether you have considered reevaluating the recoverability of the CLEC Business.

Response:

The recovery of the Company’s investment in the CLEC Business is dependent to a large degree on the value of goodwill. Under SFAS 142, the Company tests goodwill for impairment annually and performed its last impairment test as of March 31, 2008.  Since March 31, 2008, the Company does not believe there have been events or circumstances that would indicate that, more likely than not, the fair value amounts of goodwill for the CLEC Business  have been reduced below the corresponding carrying amounts. Other than changes in the current economic environment, which affects each company differently, there have been no significant adverse changes. Although year-to-date revenues from the Company’s CLEC Business had declined through September 30, 2008, income from the CLEC Business had only declined slightly.  Income from the Company’s CLEC Business actually increased in the quarters ended September 30, 2008 and December 31, 2008 compared to the same periods in the prior year. In accordance with the Company’s policy and SFAS 142, the Company plans to test goodwill for impairment at the end of the current fiscal year.

As requested in your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions regarding our response to your comments. If you wish to speak to me you can reach me at 216-986-2745.

Sincerely,

Donald Paliwoda
Chief Accounting Officer